SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES EU COURT RULING THAT IT CAN RETAIN ITS 29.8% STAKE IN AER LINGUS

Ryanair, the world's favorite airline, today (6 July) welcomed the EU Court's confirmation of the European Commission's 2007 decision that it can not force Ryanair to sell its shareholding in Aer Lingus.  Ryanair also noted the Court's decision to reject Ryanair's appeal of the EU Commission's decision to block Ryanair's 2006 offer for Aer Lingus. Ryanair is currently studying the details of this 125 page judgment.

The EU Competition Commissioner, Neelie Kroes, said on 27 June 2007 that "
Since Ryanair is not in a position to exert de jure or de facto control over Aer Lingus, the European Commission is not in a position to require Ryanair to divest its minority shareholding, which is, by the way, not a controlling stake
."

Ryanair's Michael O'Leary said:

"We welcome today's ruling of the EU General Court which confirms that Ryanair can not be forced to dispose of its 29.8% shareholding in Aer Lingus.  This is the third time since 2007 that Aer Lingus has lost appeals on this issue.

We note the Court's decision on our appeal against the EU Commission's ruling on our 2006 offer for Aer Lingus.  This will not prevent Ryanair making a future offer for Aer Lingus, but obviously any such offer will have to take account of the court's detailed ruling.  Ryanair has no immediate plans to make a third offer for Aer Lingus, which in any event would be unlikely to succeed unless the Irish Govt decides to sell its 25% stake.

Ryanair regrets however, that since the rejection of our two previous offers for Aer Lingus, both of which contained guarantees on growing Aer Lingus' traffic, fleet, jobs and profitability Aer Lingus has become a small peripheral regional airline with declining traffic, fleet, jobs and is reporting substantial losses.

We continue to believe that the long term financial viability of Aer Lingus can only be secured as part of one strong Irish airline group, particularly when the rest of Europe's airlines are consolidating to three main flag carriers, lead by Air France, British Airways and Lufthansa and two large low fares carriers, Ryanair and easyjet.  Unless Aer Lingus finds a strong airline partner then we believe it is doomed to fail because it can't compete with Ryanair's low fares, customer service or scale."

NOTE TO EDITOR:
The current merger proposal in Greece between Olympic and Aegean airlines shows the need for small regional carriers like Aer Lingus to merge and/or consolidate.

Ends.                                                                Tuesday, 6th July 2010

For further information:
Stephen McNamara - Ryanair                     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1212                                  Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  06 July 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary